News
FOR IMMEDIATE RELEASE
BMO Financial Group Announces Chief Financial and Administrative Officer Karen Maidment Will Be Away For a Period of Time Due to Health Reasons; Tom Flynn Will Serve as Acting Chief Financial Officer
TORONTO, October 26, 2007 — Bill Downe, President and Chief Executive Officer, BMO Financial Group, today made the following statement with regard to the Company’s Chief Financial and Administrative Officer, Karen Maidment:
“Karen Maidment, our Chief Financial and Administrative Officer, will be away for a period of time due to health reasons. Karen has been diagnosed with lymphoma and her treatment has begun.
“We are all thinking of Karen and will support her in every way we can. In the meantime, I have decided that Tom Flynn, who is currently Executive Vice-President, Finance and Treasurer, will also become Acting Chief Financial Officer. Tom has clearly demonstrated that he has the capabilities needed to take on this important mandate and is a central part of our succession plans. He will report directly to me.
“With this interim appointment and the teams that are in place, the high standards set by Karen will be maintained seamlessly. Karen will make herself available throughout this period for consultation.
“On behalf of my management team and every one of her BMO colleagues, we wish Karen all the best for a speedy recovery and we look forward to her return.”

For Media Relations enquiries:
Andy Plews, Toronto, andy.plews@bmo.com, (416) 867-5900
Ralph Marranca, Toronto, ralph.marranca@bmo.com, (416) 867-3996
Ronald Monet, Montreal, ronald.monet@bmo.com, (514) 877-1873

For Investor Relations enquiries:
Viki Lazaris, Toronto, viki.lazaris@bmo.com, (416) 867-6656
Steven Bonin, Toronto, steven.bonin@bmo.com, (416) 867-5452
Internet: www.bmo.com